Lyntek
INCORPORATED

Prepared for:

Ur-Energy
Your Uranium Powerhouse

By:

Lyntek
INCORPORATED

John I. Kyle P.E.
Douglas K. Maxwell P.E.

April 2, 2008

1550 Dover Street - Lakewood, CO 80215 - 303.623.8365

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(h) Project Economics	29
(i) Mine Life and Exploration Potential	30

24.0 ILLUSTRATIONS	31

TABLES

TABLE 1-1 LOST CREEK RESOURCES: C. STEWART WALLIS, ROSTLE POSTLE ASSOCIATES, INC., JUNE 15, 2006	1

TABLE 1-2 ECONOMIC INDICATORS	4

TABLE 16-1 – BOTTLE ROLL LEACH TEST RESULTS – 2005	14

TABLE 16-2 CORE SAMPLE METAL VALUES	15

TABLE 16-3 BOTTLE ROLL LEACH TEST RESULTS – 2007	16

TABLE 17-1 URANIUM RESOURCES: C. STEWART WALLIS, ROSTLE POSTLE ASSOCIATES, INC., JUNE 15, 2006	17

TABLE 23-1 LOST CREEK PROJECT- PRELIMINARY ASSESSMENT – PROJECT ECONOMIC SUMMARY.28 TABLE 23-2 ECONOMIC INDICATORS	29

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1.0        EXECUTIVE SUMMARY

Lyntek has generated a preliminary assessment or scoping study of the Lost Creek uranium in situ recovery (ISR) project located in Sweetwater County, Wyoming. Lost Creek ISR, LLC a wholly owned subsidiary of Ur-Energy USA Inc. controls the property and has evaluated the potential to place the property in production through the use of an in-house economic analysis. Lyntek has reviewed the analysis and has made changes as necessary to represent the project’s economics. During this effort, we reviewed several technical details regarding the project.

Lyntek has relied upon work conducted by an earlier NI 43-101 study that defined the uranium resources (C. Stewart Wallis, 2006). The Lost Creek resources are based on a minimum grade of 0.03 percent U3O8 and a minimum grade thickness (GT) equal to or greater than 0.3 are reported in the table below.

Table 1.1 Lost Creek Resources: C. Stewart Wallis, Rostle Postle Associates, Inc., June 15, 2006
Reserve Classification	Tons (Millions)	Average Ore Zone Thickness (feet)	Uranium Grade (Percent U3O8)	Pounds U3O8 (millions)
Indicated	8.5	19.5	0.058	9.8
Inferred	0.7	9.6	0.076	1.1

Indicated Resources were defined by 200 feet spacing with the exception of a few sections drilled off at 50 feet spacing. Detailed drilling on closer spacing (up to 50 feet) will be necessary prior to the final engineering designs and the ISR mining of individual mine units during the life of the mine. Individual mine units will be drilled out with hydrologic testing just prior to mining each mine unit. Detail drilling of the first mine unit planned is not completed at this time. The size and shape of individual mine units may vary when detailed drilling is carried out on each unit and the hydrologic characteristics of each mine unit may vary from mine unit to mine unit.

Since the practice of ISR mining is to drill out individual mine units just prior to mining each unit, this Preliminary Assessment report can only use indicated mineral resources which are considered too speculative geologically to have economic considerations applied to them to be categorized as Mineral Reserves. A conservative approach to this preliminary assessment of the Lost Creek Project has been employed by using an in-place indicated resource of 8.1 million pounds of U3O8 defined by a model of 6

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individual mine units averaging 1.2 to 1.4 million pounds of U3O8. Assuming an 80 percent uranium recovery, it is projected that there will be 6.5 million pounds of U3O8 produced. The uranium mineralization is primarily located in the HJ and the UKM sandstone horizons at average depths of 435 feet and 555 feet, respectively.

Lost Creek ISR, LLC has conducted hydrologic studies through its contractor Petrotek Engineering Corporation (October 2007) of the mineralized HJ sandstone horizon. These studies show that the sandstones appear to have adequate hydrologic characteristics that will support ISR operations. In addition, it has been concluded that the shale layers above and below the HJ ore zone will act as adequate geologic members to contain the lixiviant within the desired production zone and prevent the migration of the lixiviant to water bearing geologic zones above and below the target mineralized zone.

It is important to note that there is an east-west scissor fault located down the axis of a significant portion of the resources. This fault will impact mining operations. The hydrology studies also defined the scissor fault as a tight zone which acts as a barrier to groundwater flow across the fault. In addition, there is a difference in ground water elevations within the HJ structure as the fault line is crossed. The water level on the south side of the fault lies below the water level on the north side of the fault. Work in evaluating the UKM sandstone horizon has begun but needs to be finalized to determine if it has suitable characteristics consistent with the HJ horizon.

Leach studies have been conducted in 2005 and 2007. The leach studies conducted in 2005 used bottle roll tests on six one-foot core sections from five drill holes. The uranium grades within these six samples ranged from a low of 0.040 to a high of 0.480. With the application of 25 pore volumes of lixiviant containing 2 grams/liter HCO3 and 500 milligrams/liter of H2O2, the recoveries ranged from 59.4 to 92.8 percent. Interestingly, the high grade sample showed the lowest recovery and it is quite possible that additional pore volumes of lixiviant would remove additional uranium as the last pore volume contained 68 milligrams of uranium, so recovery would likely improve to some degree on this high grade ore. The next lowest recovery was 75.0 percent. The 2007 leach study focused on a homogenized production zone from one hole in the HJ horizon. The goal of this test group was to review a matrix of different chemistries in an effort to determine the most appropriate lixiviate chemistry for the project. Results of the tests show an elevated bicarbonate concentration may be required to maximize productivity at the Project. Natural groundwater with peroxide

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yielded a 20 percent ultimate recovery while all lixiviants with a bicarbonate concentration greater than 1.0 g/L averaged 88.6 percent ultimate recovery with a range of 84.1 to 93.3 percent.

Project economics have been developed assuming a 6000 gpm ISR processing plant producing one million pounds of U3O8 per year. During the first two years, yellowcake slurry will be produced while a dryer is being permitted and constructed so that afterwards dry yellowcake can be produced. The capital costs for plant equipment and facilities also include capital costs for a larger plant that will accommodate an  additional one million pounds of U3O8 for processing resin from other properties including those belonging to Ur-Energy USA Inc. However the operating costs and sales of this additional yellowcake capacity have not been included in the economics analysis. It is assumed that the additional capital investment will present an un-quantified opportunity.

In Lyntek’s assessment of the economics for the project, we find that the project will produce results that are quite robust. The economic assessment assumes contingencies of 20 percent for both capital and operating costs. Lyntek has used a price forecast of $80 as an indicator of likely uranium prices in the future. Per Nuclear Market Review 1, this price is $15 below the current fixed price contract and $7 above the spot price indicator of February 29, 2008. Because of the volatility of uranium prices, this price appears to be a reasonable price upon which the project’s economics can be based. To allow for the volatility of the uranium price, we have assumed a price swing potential of $40 per pound of U3O8 and developed additional economic cases upon those swings to allow stakeholders to properly evaluate the potential economics of the project under possible price conditions. Because of the extreme difficulty in forecasting current uranium prices, it is recommended that stakeholders pay particular attention to the lower limit price forecast as a measure of evaluating risk for the project. In addition to assist with forecast issues, cost sensitivities were also modeled to evaluate potential cost variances. The results of these economic analyses are shown in Table 1-2.

___________________________
1 Nuclear Market Review, February 29, 2008, page 1

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Table 1-2 Economic Indicators
Case	Revenue	Pre-tax	NPV @ 10%
	($MM)	IRR (%)	($MM)
Case 1 Base Case U3O8 $80	516.2	43.6	106.8
Case 2 U3O8 $40	258.1	-1.9	-23.2
Case 3 U3O8 $120	774.3	73.8	236.8
Case 4 U3O8 $80 Operating Costs +20%	516.2	39.0	90.6
Case 5 U3O8 $80 Operating Costs – 20%	516.2	48.2	122.9
Case 6 U3O8 $80 Capital Costs +20%	516.2	36.7	94.3
Case 7 U3O8 $80 Capital Costs -20%	516.2	52.5	119.3
Case 8 Worst Case U3O8 $40 Op. & Cap. Costs + 20%	258.1	-7.6	-51.7
Case 8 Best Case U3O8 $120 Op. & Cap. Costs - 20%	774.3	90.0	265.7

(a) This analysis is conducted upon operating and capital costs that include contingencies of 20%, respectively. The ranges cited above assume that the operating and capital estimates, inclusive of contingencies, may range in actuality by 20 percent.

For the life of the mine, the economic assessment estimates the average operating cost at $19.46 per pound and, with a 20 percent contingency, 23.36 per pound of U3O8. The capital cost for the plant is estimated at $30.0 million. The development of the property, inclusive of header houses, drilling, environmental, engineering, and permitting is forecast at $23.9 million. Contingencies of $8.6 million are added to provide a total capital cost of $62.5 million to start the project in 2009. Of this amount, $5.5 million has already been spent to advance the project to the current stage. The bonding estimate, which is included in the cash flow assessment, requires $5.5 million in spending up to the start of production, of which $1 million has already been spent. The allocated purchase price of the property, which is included in the economics as sunk capital, is $9 million. The remaining expenditures to bring the project into production, at this point in time is then, $61.5 million, including contingencies. Lyntek is of the opinion that these costs fairly represent the expected capital and operating costs of the project.

Based upon this economic assessment, it is recommended that work continue upon this project to further analyze the project, work to reduce risks, continue to permit and plan to execute the project as it appears to be worthwhile to continue these efforts. It is recommended that more extensive hydrologic and leach tests be conducted to better define these important considerations. Furthermore, there is no certainty that the

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results projected in the Preliminary Assessment will be realized and actual results may vary substantially.

2.0        INTRODUCTION

This NI 43-101 report has been prepared by Lyntek, Inc. for Lost Creek ISR, LLC and Ur-Energy USA, Inc. The purpose of this report is to independently confirm the in-house economic analysis of the Lost Creek Project located southwest of Bairoil, Wyoming, USA.

The information employed in this report is based upon Lyntek’s experience working in the global uranium sector, our experience working in the U.S. uranium sector, our experience working in Wyoming, information provided by Lost Creek ISR, LLC’s in-house report titled “Ur-Energy USA Inc. Lost Creek Project In-Situ Recovery Pre-Feasibility Study” dated January 2008.

The property was inspected by John I. Kyle on June 12th and 13th 2006. The property consists of mildly undulating semi-arid landscape covered by sagebrush and incised by local drainages. The area was accessed by good regional and local roads and drilling roads resulting from previous exploration efforts. The property is currently undeveloped but is covered by various drilling access roads. The site inspection included definition of US BLM cadastral survey markers, prior drilling sites, water wells, land form, general vegetative cover, power availability, access roads, natural gas pipelines and any other utilities in the region, physiographic features of the property, surface availability of construction materials on the site, other mining and processing operations in the region, visible wildlife, and local and regional towns. This investigation also considered potential locations to site the plant necessary for continued operations.

3.0        RELIANCE ON OTHER EXPERTS

Lyntek has relied upon analytical and metallurgical work performed by Energy Laboratories, Inc. in Casper, Wyoming. The results of their work were presented in two reports:

A letter report to Harold Backer, dated May 15, 2005, with a title of “Uranium Leach Amenability Studies – Lost Creek Project”; and

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A letter report to Ur-Energy USA, dated December 20, 2007, with a title of “Work Order C07101115 Lost Creek Project”.

Lyntek also relied upon a report by Petrotek Engineering Corporation:

“Lost Creek Regional Hydrologic Testing Report – Lost Creek Project Sweetwater County, Wyoming”, dated October 2007.

Lyntek also relied upon the geologic work:

“Technical Report on the Great Divide Basin Uranium Properties, Wyoming” Report for NI 43-101 authored by C. Stewart Wallis, P. Geo. Roscoe Postle Associates, Inc. dated June 15, 2005, as revised October 20, 2005.

Lyntek also relied upon resources reported in:

“Technical Report on the Lost Creek Project, Wyoming” Prepared for Ur-Energy, Inc. Report for NI 43-101 authored by Stewart Wallis, P. Geo. Roscoe Postle Associates, Inc. June 15, 2006

4.0        PROPERTY DESCRIPTION AND ALLOCATION

(a) Property Location
The property description is included in a previous Technical Report titled “Technical Report on the Great Divide Basin Uranium Properties, Wyoming” authored by C. Stewart Wallis and dated June 15, 2005, as revised October 20, 2005. The report is available on SEDAR. Since the report was written, additional claim fractions have been staked and Ur-Energy USA Inc. has purchased NFU Wyoming, LLC the then owner of the Lost Creek property.

The Lost Creek Project presently consists of 201 unpatented lode claims and one state section lease totaling 4,220 acres. The property is located in Townships 25 North through Ranges 92 and 93 west of the Sixth Principal Meridian. The latitude is North 42 degrees eight minutes and West 107 degrees 51 minutes. The

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property is located 90 miles southwest of Casper and 38 miles north of Rawlins, Wyoming. Please see Figure 24-1 for the general location map and Figure 24-2 for the local vicinity map.

(b) Property Ownership
Between June 2005 and June 2007, Ur-Energy USA Inc. a Colorado corporation purchased 100 percent ownership of NFU Wyoming, LLC for US$20 million plus interest. NFU Wyoming, LLC owned several uranium properties in Wyoming and large databases from past exploration activities. Included in these properties was the Lost Creek property. In July 2007, NFU Wyoming, LLC a wholly owned subsidiary of Ur- Energy USA, Inc. transferred the Lost Creek property to Lost Creek ISR, LLC, a wholly owned subsidiary of Ur-Energy USA Inc. for the specific purpose of permitting and developing the property for extraction of uranium using ISR techniques. The entire cost of acquiring the properties has been paid to the seller.

(c) Environmental Status
There have been no mining operations conducted on the property or on any immediately adjacent properties to date. Further south, the U.S. Nuclear Regulatory Commission’s licensed Sweetwater Mill still exists from mining which ended in 1982. The mill is a conventional type plant with ore produced for the mill by an open pit mine located near the plant. There are no impacts upon the Lost Creek site that result from the Sweetwater operations. Due to the fact that there have been no prior operations on the Lost Creek site, the only environmental impact to date has been from roads constructed on the surface and drill holes employed to define groundwater and mineral reserves. There do not appear to be any environmental liabilities relative to the property.

(d) Permitting for Envisioned Mining Operations
In order to begin the process of mining for uranium, permits are required from local, state, and federal agencies. The primary permits required include the Nuclear Regulatory Commission (NRC) license, Wyoming Department of Environmental Quality (WDEQ) permit, WDEQ/EPA UIC permit, and a NPDES permit. Lost Creek ISR, LLC has contracted with AATA International, Inc. to develop the permits necessary to begin production at Lost Creek. AATA and Lost Creek ISR, LLC have been working steadily for over a year to prepare the necessary background information to allow the permits to proceed on a pace consistent with the plan for future production. The permits to the NRC and WDEQ were submitted in

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October and December of 2007. The NRC review period is expected to be 18 months and the WDEQ review period one year.

One of the primary stumbling blocks to permitting the property for production of dried yellowcake is the timeframe required to permit a dryer. The time to permit a dryer, because of additional baseline air quality monitoring requirements, is about 1.5 years beyond that of the process to permit the remaining part of the operation. To deal with this issue, Lost Creek ISR, LLC has decided to permit the rest of the facility, ship the yellowcake slurry to an existing plant that has a dryer, and have that permitted facility dry the U3O8 slurry to a product that can be shipped to the refinery. This will allow production earlier while the dryer is being permitted.

It is estimated that a bond of $14,500,000 will be required before mining and reclamation have been completed. This cost has been included as a cash requirement beginning with one million during the first two years, $4.5 million in the third year, and $1.5 million during each of the next six years. The reclamation process will begin after each of the six mining units have been mined and is then expected to take about 5 years to complete after mining operations have finished.

5.0        ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Lost Creek property is quite accessible. A paved road exists from Rawlins all the way to the Sweetwater Uranium Plant which is 3 miles south of the Lost Creek project. The area has rolling topography that is characterized by small ephemeral drainages and terrain dominated by sagebrush. Figure 24-3 provides a contour map of the area along with an outline of the property and the local roads. The vicinity is within the Red Desert and experiences winds throughout the year, snow in the winter months typically from October through late March. The temperatures and weather conditions are typical of the expectations one would expect in southwestern Wyoming.

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6.0        HISTORY

The discovery of uranium deposits in the Permit Area and consequential exploratory drilling and studies have occurred over the course of four decades. In 1968, American Metals Climax Inc. acquired the property and discovered low-grade mineralization. Texasgulf, Inc., in 1976, optioned the property from Valley Development Inc., who later controlled the property, and exercised their option in 1979. Exploration drilling, carried out by Texasgulf from 1976 through 1982, identified the main mineral trend.

In 1969, Conoco Inc. (Conoco) acquired the adjacent property to the east and conducted a major exploratory drilling program, including installation of groundwater monitor wells. In 1978, Texasgulf optioned a 50 percent interest in Conoco’s property, and continued the exploratory drilling of the main mineral trend at Lost Creek to the east. In 1981, Texasgulf carried out laboratory column leach testing of core samples with carbonate lixiviant, which resulted in uranium extraction in excess of 89 percent. In 1982, Texasgulf conducted pump tests on the mineralized sandstones at Lost Creek. The hydrological characteristics of the mineralized sandstones indicated that uranium extraction could be conducted with ISR methods. In 1983, Texasgulf and Conoco discontinued their exploration activities and studies due to economic reasons.

In 1986, the Japanese-owned, PNC Exploration, USA acquired the lode claims in the Lost Creek property and carried out additional delineation drilling, geologic and resource studies of the deposit through 1992. New Frontiers Uranium, LLC purchased the property from PNC Exploration, USA in 2000. New Frontiers Uranium, LLC subsequently transferred the Lost Creek property along with its other Wyoming properties to NFU Wyoming, LLC.

From June 2005 through June 2007, Ur-Energy USA Inc., a Colorado corporation, purchased 100 percent ownership of NFU Wyoming, LLC. During that time, in the Lost Creek property, NFU Wyoming, LLC conducted engineering feasibility studies, core drilling for metallurgical studies, and delineation drilling to outline and define the uranium resources. In addition, NFU Wyoming, LLC conducted comprehensive baseline studies, including installation of additional monitor wells for hydrological testing and water-quality sampling and a meteorological station within the Lost Creek Property.

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In July 2007, NFU Wyoming, LLC transferred its Lost Creek property to Lost Creek ISR, LLC, a wholly owned subsidiary of Ur-Energy USA Inc. formed for the specific purpose of owning and developing the permit area. Lost Creek ISR, LLC is currently proposing the extraction of uranium using ISR techniques on the Lost Creek property.

7.0        GEOLOGICAL SETTING

This report relies upon prior work completed to NI 43-101 status as presented in the work below:

Technical Report on the Lost Creek Project
Prepared for Ur-Energy, Inc.
Report for NI 43-101
Author: C. Stewart Wallis, P. Geo
June 15, 2006
Roscoe Postle Associates, Inc.

For reference, the geologic sequence is provided in Figure 24-4.

8.0        DEPOSIT TYPES

This report relies upon prior work completed to NI 43-101 status as presented in the work below:

Technical Report on the Lost Creek Project
Prepared for Ur-Energy Inc.
Report for NI 43-101
Author: C. Stewart Wallis, P. Geo
June 15, 2006
Roscoe Postle Associates, Inc.

9.0        MINERALIZATION

This report relies upon prior work completed to NI 43-101 status as presented in the work below:

Technical Report on the Lost Creek Project

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Prepared for Ur-Energy, Inc.
Report for NI 43-101
Author: C. Stewart Wallis, P. Geo
June 15, 2006
Roscoe Postle Associates, Inc.

Figure 24-5 shows the current lateral extent of the ore body as defined with current drilling and Figure 4-6 shows the location of the primary location of the HJ sand with the mineralization there and also the location of the UKM Sand further down the spectrum, which also has significant Uranium resources.

10.0      EXPLORATION

This report relies upon prior work completed to NI 43-101 status as presented in the work below:

Technical Report on the Lost Creek Project
Prepared for Ur-Energy, Inc.
Report for NI 43-101
Author: C. Stewart Wallis, P. Geo
June 15, 2006
Roscoe Postle Associates, Inc.

11.0      DRILLING

This report relies upon prior work completed to NI 43-101 status as presented in the work below:

Technical Report on the Lost Creek Project
Prepared for Ur-Energy, Inc.
Report for NI 43-101
Author: C. Stewart Wallis, P. Geo
June 15, 2006
Roscoe Postle Associates, Inc.

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12.0      SAMPLING METHOD AND APPROACH

This report relies upon prior work completed to NI 43-101 status as presented in the work below:

Technical Report on the Lost Creek Project
Prepared for Ur-Energy, Inc.
Report for NI 43-101
Author: C. Stewart Wallis, P. Geo
June 15, 2006
Roscoe Postle Associates, Inc.

13.0      SAMPLE PREPARATION, ANALYSES AND SECURITY

This report relies upon prior work completed to NI 43-101 status as presented in the work below:

Technical Report on the Lost Creek Project
Prepared for Ur-Energy, Inc.
Report for NI 43-101
Author: C. Stewart Wallis, P. Geo
June 15, 2006
Roscoe Postle Associates, Inc.

14.0      DATA VERIFICATION

This report relies upon prior work completed to NI 43-101 status as presented in the work below:

Technical Report on the Lost Creek Project
Prepared for Ur-Energy, Inc.
Report for NI 43-101
Author: C. Stewart Wallis, P. Geo
June 15, 2006
Roscoe Postle Associates, Inc.

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15.0      ADJACENT PROPERTIES

The area controlled by Ur-Energy USA Inc. ties up an area of known mineralization that occurs within the region. There are additional mineralized areas to the south of Lost Creek that have been previously mined for uranium by Minerals Exploration Company (Union Oil of California) up to 1982. The property is known as the Sweetwater Mill and Mine and is now owned by Rio Tinto Americas, Inc. The facility is a conventional uranium mill and it has not operated since 1982. The main open pit operation was about 6 miles south of Ur-Energy’s uranium resources. To date, it is the most significant mining property within the vicinity. There are some properties claimed by others adjacent to the Lost Creek property, but most of the adjacent federal mining claims surrounding the Lost Creek property are owned by Ur-Energy’s subsidiary NFU Wyoming, LLC which controls 532 federal lode claims covering 10,900 acres adjacent to the Lost Creek property.

16.0      MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical analyses were conducted by Dr. Honea in 1979 for Texasgulf through petrographic analysis upon two drill holes in the mineralized area. The ore was reported by Dr. Honea to occur as extremely fine grains in the uranium silicate, coffinite, and the uranium oxide, uraninite. It occurs in the matrix of the arkoses, coating clastic grains or in voids between the grains, and is commonly associated with pyrite. Post-uranium deposition calcite is occasionally found and sometimes appears associated with the uranium.

Uranium is said to be in disequilibrium throughout the Lost Creek deposit. Results from R.F. Douglas, Ph.D, demonstrated a calculated disequilibrium factor of 1.23. Lost Creek ISR, LLC owns a Prompt Fission Neutron Tool that will be employed to directly measure U235 in the formation.

Mineral processing tests have been performed in the laboratory in 1979 by Texasgulf, in 2005 by Energy Laboratories, Inc., and most recently in the fall of 2007 by Energy Laboratories, Inc. of Casper, Wyoming. The leach test in 2005 employed 5 pore volumes in a bottle roll test with a lixiviant of 2 grams per liter of HCO3 and 500 milligrams per liter of H2O2. The leach tests demonstrated an average recovery of 82.8 percent, as shown in Table 16-1.

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Table 16-1 – Bottle Roll Leach Test Results – 2005
Drill Hole	Sample Interval Depth in Feet	Uranium Grade %	Recovery %	Last Pore Volume U Concentration mg/l
LC7C – 19	414 – 415	0.040	87.5	16.2
LC7C – 19	426 – 427	0.062	90.3	24.2
LC8C – 18	410 – 411	0.480	59.4	68.4
LC9C – 18	437 – 438	0.060	75.0	15.2
LC10C – 18	426 – 427	0.097	92.8	29.2
LC11C – 20	441 – 442	0.051	91.6	47.7
Average		0.132	82.8	33.5

It can be seen that the leach test represent 1-foot increments within the ore zone. Therefore, these results represent specific intervals that were selected for the leach studies. The report is silent on the reasoning for the selection of these specific intervals and why these specific drill holes were selected. Because of this, no conclusions can be drawn regarding leaching of the entire ore zone at the location represented by the drill hole. It can be concluded, however that these discrete drill hole intervals do demonstrate the range of leaching characteristics shown above. The average recovery is calculated at 82.8 percent with a range of 59.4 to 92.8 percent.

It is interesting to note the high grade shown by drill hole LC8C-18 at 0.480 percent U3O8, which is about 10 times the grade typically observed in the deposit. Moreover, it can be seen that the recovery for this sample is rather low at 59.4 percent. It can be seen that the concentration of uranium recovered in the last pore volume was 68.4 milligrams per liter, so obviously additional pore volumes of lixiviant would continue to extract uranium and enhance the recovery estimate. The ultimate recovery, however, cannot be predicted. It can be seen that this principal applies to other samples that were leached. The conclusion is that the samples can be leached with a significant portion of the uranium, about 83 percent being leached from the ore samples.

The test in 2007 had the objectives of analyzing several lixiviant combinations to provide information on uranium recovery relative to the various lixiviants. The work was performed upon Lost Creek ISR, LLC

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Core Hole LC-66C, using the 412 to 420.4 foot interval for compositing and leaching, with ore grades determined by chemical and radiometric analysis. The moisture in the ore was determined to be 8.53 percent and the metals content were as shown in Table 16-2. Dry bulk densities were assumed to be 2 grams per cubic centimeter and to have 30 percent porosity.

Table 16-2 Core Sample Metal Values
Metal	mg/kg
Arsenic	2.1
Molybdenum	ND (a)
Selenium	25.5
Sulfate	1,740
Sulfur	581
Uranium	513
Uranium, U3O8	605
Vanadium	7.6
(a) ND: Not Detectable

Seven bottle roll tests were conducted at ambient pressure and are not designed to approximate in-situ conditions, but are only intended to be indicative of the ore’s reaction rate. Table 16-3 shows the following combination of lixiviants were evaluated and are shown with the recovery results after 30 pore volumes, in 5 pore volume increments, of lixiviants were used. The variables in the lixiviants were bicarbonate concentration and oxidant strength using ambient groundwater, but with two tests conducted with laboratory grade water. The individual leach periods were 16 hours each.

Table 16-3 Bottle Roll Leach Test Results – 2007
Test #	Solution Base	Bicarbonate Concentration g/L	Peroxide Concentration g/L	Uranium Recovery % After 30 Pore Volumes
LC 2007-01	Ground Water	Natural	0.25	34.9

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LC 2007-02	Ground Water	1,000	0.25	84.1
LC 2007-03	Ground Water	1,500	0.25	91.6
LC 2007-04	Ground Water	2,000	0.25	94.5
LC 2007-05	Ground Water	2,000	0.50	94.4
LC 2007-06	Synthetic H2O	2,000	0.25	95.7
LC 2007-07	Synthetic H2O	2,000	0.50	94.9

These results show that the core is leachable at the lixiviant concentrations shown above under ambient laboratory conditions. Respectable recoveries can be achieved with lixiviant concentrations greater than 1,500 g/L bicarbonate and 0.25 g/L peroxide.

17.0      MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Lyntek has relied upon a NI- 43-101 report by C. Stewart Wallis of Roscoe Postle Associates, Inc. dated June 15, 2006, for an independent evaluation of the uranium ore deposit. The report is titled: “Technical Report on the Lost Creek Project, Wyoming Report for NI 43-101”

In this report, the uranium resources were summarized as shown in Table 17-1.

Table 17-1 Uranium Resources: C. Stewart Wallis, Rostle Postle Associates, Inc., June 15, 2006
Reserve Classification	Tons (Millions)	Average Ore Zone Thickness - feet	Uranium Grade Percent U3O8	Pounds U3O8 (millions)
Indicated	8.5	19.5	0.058	9.8
Inferred	0.7	9.6	0.076	1.1

Since this report in 2006, Lost Creek ISR, LLC has been installing monitoring wells for environmental

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permitting and pump testing for engineering hydrologic studies. In addition, delineation drilling has been started for the first mine unit.

It is assumed by Lost Creek ISR, LLC that the overall recovery will be about 80 percent. This compares well with the bottle roll tests presented in the previous section. Assuming an 80 percent recovery and a conservative resource of 8.1 million pounds of U3O8, the recoverable uranium resource is 6.5 million pounds.

18.0      OTHER RELEVANT DATA AND INFORMATION

All pertinent information has been presented within the body of this report.

19.0      INTERPRETATION AND CONCLUSIONS

Based upon the work that has been accomplished, Lyntek concludes:

  The uranium is leachable with a reasonable solution of bicarbonate and peroxide (and by extension, oxygen);
  Overall recovery of uranium in the range of 85 percent appears reasonable; and
  The capacity to employ in situ leaching has been demonstrated by hydraulic studies in the HJ zone.

The work that has been accomplished has met the general goals of the project. The leaching tests, for example, demonstrated that leaching with bicarbonate and peroxide will work and furthermore that specific combinations of lixiviants will produce specific results in bottle roll tests under laboratory conditions. Further tests are required to determine why some recovery rates are low as well as to ensure the leaching tests are applicable to the total resource. Hydraulic tests show that the HJ zone is amenable to in situ leaching, but tests are still necessary in the UKM zone.

20.0      RECOMMENDATIONS

It is recommended that additional leach tests be conducted to represent the entire mineable vertical thickness while making sure that the leach tests represent the bulk of the reserve. It is necessary to conduct this work

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upon the HJ and the UKM zones.

The preliminary assessment economics of the project suggest robust economics that also suggest the project be advanced. It is widely believed that the supply and demand situation in the uranium sector will favor those who can place a uranium producer into operation as soon as possible. The analysis of the Lost Creek Project appears to provide economic conclusions that suggest this project should be furthered. It is recommended that a further study and investigations be implemented as soon as possible and that preparations to generate information which support further feasibility analysis be provided as soon as possible through efforts and studies to reduce risk while moving the project forward.

21.0      REFERENCES

Lyntek has relied upon analytical and metallurgical work performed by Energy Laboratories, Inc. in Casper, Wyoming. The results of their work were presented in two reports:

A letter report to Harold Backer, dated May 15, 2005, with a title of “Uranium Leach Amenability Studies – Lost Creek Project”; and

A letter report to Ur-Energy USA, dated December 20, 2007, with a title of “Work Order C07101115 Lost Creek Project”.

Lyntek also relied upon a report by Petrotek Engineering Corporation:

“Lost Creek Regional Hydrologic Testing Report – Lost Creek Project Sweetwater County, Wyoming”, dated October 2007.

Lyntek also relied upon the geologic work:

“Technical Report on the Great Divide Basin Uranium Properties, Wyoming” authored by C. Stewart Wallis and dated June 15, 2005, as revised October 20, 2005.

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“Technical Report on the Lost Creek Project, Wyoming Prepared for Ur-Energy, Inc. Report for NI 43-101 authored by Stewart Wallis, P. Geo. Roscoe Postle Associates, Inc. June 15, 2006

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22.0      DATE AND SIGNATURE PAGE

CERTIFICATE OF QUALIFIED PERSON

I, John I. Kyle, of Lyntek Inc., 1550 Dover Street, Lakewood, CO 80215, do hereby certify that:

1. I graduated from the Colorado School of Mines with a Bachelor of Science Degree in Mining Engineering in 1974 and a Master's degree in Business Administration in 1986 from Denver University.

2. I am a Registered Professional Engineer in the State of Colorado. My registration number is 15882. I have been a member of the Society of Mining Engineer for over 20 years.

3. I have worked in the mineral production industry for over 30 years. I have been a resident mine engineer, chief engineer, corporate mine planning engineer, mine design engineer, project manager, principal mining engineer, financial and budgeting director, and vice president as my career has progressed. I have been primarily employed by Peabody Coal Company, Mobil Coal Producing, Inc. Echo Bay Mines, Ltd., Pincock Allen & Holt, and Lyntek Inc.

4. I am currently employed as Vice President of Lyntek Inc.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of the NI 43-101.

6. I am independent of Ur Energy USA, Inc. as described in section 1.4 of NI 43-101.

7. I have visited the property June 12th and 13th, 2006. At this time I am working on the siting of the plant. This is the only work I have expended for the project. I have overseen and reviewed the Ur-Energy capital and operating costs for the uranium production facility. For this certification, I have prepared and overseen the work and generation of the entire report.

8. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the NI-43-101 Preliminary Assessment for the Lost Creek Project - Sweetwater County, Wyoming dated April 2, 2008 contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 2nd of April 2008.

Signature and seal of Qualified Person

John I. Kyle, P.E.

Print Name of Qualified Person

JOHN I. KYLE REGISTERED 15882 PROFESSIONAL ENGINEER STATE OF COLORADO

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CERTIFICATE OF QUALIFIED PERSON

I, Doug Maxwell, of Lyntek Inc., 1550 Dover Street, Lakewood, CO 80215, do hereby certify that:

1. I graduated from the Colorado School of Mines with a Bachelor of Science Degree in Metallurgical Engineering in 1979 and with a Masters of Engineering in Metallurgy in 1982. In both programs, I specialized in Mineral Processing and Extractive Metallurgy.

2. I am a Registered Professional Engineer - Metallurgy in the State of Colorado. My registration number is 26758. I have been a member of the Extractive Metallurgy Chapter of Denver for 15 years and a member of the Society of Mining Engineers.

3. I have worked in the mineral processing industry for over 20 years. I have been a project manager and process engineer for several projects at Lyntek. I have been a project manager and project engineer conducting laboratory and pilot plant process studies for BHP Minerals and International Process Research Company. I have been a project engineer and project manager conducting feasibility studies for mineral waste reprocessing for Camp Dresser & McKee and Dames & Moore. I have been an applications and field service engineer for mineral processing equipment for Ore Sorters North America and Dorr-Oliver.

4. I am currently employed as Process Engineer by Lyntek Inc.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of the NI 43-101.

6. I am independent of Ur-Energy USA, Inc. as described in section 1.4 of NI 43-101.

7. I have not visited the property, but no plant exists at this point in time. I evaluated the Ur-Energy capital and operating cost for the uranium production plant. I have had no prior involvement in the property.

8. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

9. As of the date of this certificate, to the best of my knowledge, information and belief, the NI-43-101 Preliminary Assessment for the Lost Creek Project - Sweetwater County, Wyoming dated April 2, 2008 contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated the 2nd of April, 2008.

Signature and seal of Qualified Person

Douglas K. Maxwell, P.E.
Print Name of Qualified Person

COLORADO REGISTERED
DOUGLAS K. MAXWELL
26758
PROFESSIONAL ENGINEER

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23.0      ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

(a) Mining Operations
The operating plan calls for the production of 1,000,000 pounds of uranium per year. Production begins in the fourth quarter of 2009 with about 45,000 pounds being produced. Mining then commences through 2016 when 74,000 pounds are produced during the first quarter. The production and restoration schedule is provided in Figure 24-8. The mining operations envisioned to be employed are In Situ Recovery (ISR) methodologies which recover the uranium from the sandstone host rocks by leaching operations. When uranium mineralization is contained in a reduced environment in a sandstone host rock with good permeability and porosity and is below the water table, the uranium mineralization in the host rock may be amenable to ISR operations. A lixiviant is prepared which will oxidize the uranium contained in the host rock and pumped down to the uranium bearing zone where it flows to production wells positioned around the injection well. The flows of the lixiviant within the host sandstones are carefully controlled so that all of the lixiviant is managed to flow from the injection to the production wells. The uranium bearing lixiviant is then pumped out through the production wells to a processing plant where the uranium is recovered.

The uranium resources are within the HJ and the UKM sandstone horizons. The HJ zone provides most of the uranium resources and is bounded on the top by the Lost Creek Shale, a 5 to 45 foot thick member, and on the bottom by the Sagebrush Shale. The Sagebrush Shale is 5 to 75 foot thick and is continuous throughout the mining area. The HJ zone is 100 to 160 foot thick with its surface situated 330 to 475 feet below ground surface. Hydrologic testing suggests both of the shale layers are good aquitards that will work well to control the lixiviant solutions to be employed. The Upper KM (UKM) zone lies below the Sagebrush Shale and is generally about 30 to 60 foot thick and lies about 500 to 600 feet below ground surface. Below the UKM is the No Name Shale, which is about 10 to 30 foot thick and continuous throughout the mining area.

(b) Mineral Processing
Mineral processing can be accomplished with a typical ISL processing facility, as shown in Figure 24-7. The plant is conceived to process 6,000 gallons per minute and produce 1 million pounds U3O8 per year from the uranium produced from the Lost Creek uranium resource. In addition, the plant will also be designed to

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allow the production of an additional 1 million pounds per year of U3O8 from tolling operations on the back side of the plant wherein deliveries can be taken from other production facilities in the region that need uranium resin processing and/or drying capacity. Dryers take about a year and a half longer to permit than a standard ISR plant. Therefore, the strategy by Lost Creek ISR, LLC is to prepare a yellowcake slurry that can be shipped to a licensed ISR plant that has the capacity to prepare a dried yellowcake product from the slurry that they receive. Discussions are ongoing with a current potential target, but these negotiations are confidential at this point in time. Both of these strategies are sensible, but expanded drying capacity will depend on the timing and success of other potential producers coming on the market. First, the plan to ship the slurry can take advantage of the projected uranium price and secondly, the concept of adding additional capacity to toll process and package uranium may fill a need such as Lost Creek ISR, LLC currently has in the area. This concept can be further explored at a later stage in the project in more detail to ultimately make a decision on this issue, but at this point in time, it appears to be reasonable.

Uranium contained in the lixiviant extracted from the ore body will be pumped to the processing plant where it will first undergo ion exchange to load the uranium onto resin. It is assumed that using a Purolite resin will be successful. The resin has been successful in Kazakhstan and is now being tested in the US. This resin is at least 60 percent cheaper than the Dow resin and makes a substantial difference in the cost to purchase the resin. The loaded resin will then be stripped off the captured uranium through an elution process. The eluate is then subjected to precipitation and filtering processes. The filtering process generates a yellowcake slurry that then requires drying. This is the product that will be trucked to a licensed ISR plant that has excess drying, packaging, and storage capacity. It has been calculated that about 1-1/3 shipments per week will be necessary by approved and licensed haulers. After the uranium has been dried and packaged, the drums of yellowcake will be shipped directly to the refinery for ultimate processing.

The process will generate waste products. One waste, 11(e)(2) material will be generated and will be disposed of in a NRC licensed disposal facility. The primary waste disposal of liquids that have greater volumes are planned to be disposed in a disposal well. The primary injection target is the Lower Fort Union Formation which is approximately 1,000 to 1,500 feet thick in the southern portion of Lost Creek permit area. The Fort Union consists of fluvial sandstones with interbedded shales and clays.

Local data are limited, so geologic interpretations must be extrapolated over large distances. Based on regional data, the top of the Fort Union injection interval is projected to occur at about 9,200 feet BGS,

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while the base is about 11,000 ft BGS. Based on current drilling costs, completed well cost to the base of the Fort Union is expected to range from $2.0MM to $3.0MM. Because of the lack of testing data, the injection capacity of the Fort Union must be assessed from electric logs from offset wells. Those logs are encouraging with regard to sand development and indications of porosity (e.g., the logs show significant sand thickness and porosity). At this time, it is anticipated that two to three wells in the Fort Union would be required to meet Lost Creek ISR’s disposal requirements.

The Lance Formation occurs below the Lower Fort Union and does not appear to contain thick continuous sandstone sequences based on available well data. The Fox Hills occurs below the Lance, and is about 600 or more feet thick in the Lost Creek area; dependent upon water quality and reservoir characteristics, the Fox Hills may be a secondary target.

Another secondary target is the Upper Mesa Verde/Almond Formation which is projected to occur about 16,000 -17,000 ft BGS. Well penetration in the area typically terminates before fully penetrating the Mesa Verde Group, but available data suggest that there could be several hundred feet of sandstones at the top of the Mesa Verde deposited as marine or nearshore sandstones. Offset logs indicate that some of the Mesa Verde sands are relatively clean and have suitable porosity. However, no applicable DST data have been found to date. As such, the injection capacity of the Mesa Verde section is unknown.

To the north of Lost Creek, the Lower Lance and Mesa Verde sections are overpressured (e.g., approximately 11.5 to 12.0 ppg mud weight). If such pressure is encountered at Lost Creek, the viability of the Mesa Verde section for deep well injection will be reduced. Further, it is likely that intermediate casing would be required to test and/or complete in the Mesa Verde section. Based on current drilling costs, completed well cost through the Almond (e.g., 17,000’) is expected to range from $3.0MM to $4.5MM.

Given the information that is available on this matter, it appears that a reasonable estimate on the cost per well at this point in time is $3.0 million. This assessment assumes that two wells will be required.

(c) Recoverability
Two sets of bottle roll leach tests have been conducted that indicate recoverability of uranium from the sandstone hosts. Definitive work has yet to be accomplished, but indications are that a recovery in the area

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of about 85 percent, inclusive of plant recovery are quite possible. Tests have been conducted on several 1 foot zones within several drill holes that represent the deposit, however, it is necessary to conduct further tests to better define the likely response of the ore to the lixiviant that will introduced. Some work has been done to better define the makeup of the lixiviant, which will be helpful in moving forward to the production stage.

(d) Markets
The uranium markets are quite volatile having peaked in June of 2007 at $135 per pound of U3O8, while as of March 1, 2008, the spot price is $73 per pound. The demand for uranium has surpassed the supply for many reasons and now the imbalance is such that considerable attention has been placed upon production of uranium from global resources. For the economics for this analysis, Lyntek has elected to use a price between the spot price and the long term contract price as a current indicator of the price that could be employed for a long term uranium supply agreement. This price, $80 per pound, is as good an indicator of prices in the future as any forecast that is currently on the market. There is obviously a higher degree of price risk in the market at this point in time as is evidenced by the large swings in market price over a short period of time, so this is a concern for the economic analysis. In order to measure this risk, Lyntek has opted to use a price swing of $40 per pound, which dictates a low price of $40 per pound for the lower limit and a price of $120 for the higher price limit.

There are no contracts in place at this point in time for the Lost Creek property for product sales, tolling agreements, or other arrangements relative to the production of a final uranium product.

(e) Environmental Considerations
In order to begin the process of mining for uranium, permits are required from local, state, and federal agencies. The primary permits required include the Nuclear Regulatory Commission (NRC) license, Wyoming Department of Environmental Quality (WDEQ) permit, WDEQ/EPA UIC permit, and a NPDES permit. Lost Creek ISR, LLC has contracted with AATA International, Inc. to develop the permits necessary to begin production at Lost Creek. AATA and Lost Creek ISR, LLC have been working steadily for over a year to prepare the necessary background information to allow the permits to proceed on a pace consistent with the plan for future production. The NRC and WDEQ applications have both been submitted and are both under review.

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One of the primary stumbling blocks to permitting the property for production is the timeframe required to permit a dryer. The time to permit a dryer, because of perceived air quality issues, is about 1.5 years beyond that of the process to permit the remaining part of the operation. To deal with this issue, Lost Creek ISR, LLC has decided to permit the rest of the facility, ship the yellowcake slurry to an existing plant that has a dryer, and have that permitted facility dry the U3O8 to a product that can be shipped to the refinery. This will allow production earlier while the dryer is being permitted.

It is estimated that a bond of $14,500,000 will be required before mining and reclamation have been completed. This cost has been included as a cash requirement beginning with one million during the first two years, $4.5 million in the third year, and $1.5 million during each of the next six years. The reclamation process will begin after each of the six mining units have been mined and is then expected to take about 5 years to complete after mining operations have finished. The restoration and reclamation process will be initiated on each mine unit upon the completion of mining on each mine unit. Restoration and reclamation of each mine unit will take approximately three years with final decommissioning of the plant and regulatory approvals taking an additional two years.

(f) Taxes and Royalties
Primary taxes are comprised of property taxes, which are estimated to be about $200,000 per year, severance taxes, which are 1.7 percent of revenue, and ad valorem taxes, which are 3.2 percent of revenue.

Of the 201 federal lode claims at Lost Creek only 20 lode claims (Tony Claims) have an outstanding royalty. The Tony Claims are shown in Figure 24-9. This royalty is a 1/3 interest of 5 percent yellowcake sales or 1.67 percent. The Tony claims originally had three individuals sharing a 5 percent royalty as of 1987. They were Robert Nunn, G.T. Sims and Richard Fruchey. Richard Fruchey was one of the three individuals that owned New Frontiers Uranium, LLC and his Lost Creek property was one of the New Frontiers Uranium’s properties transferred to NFU Wyoming, LLC. In 1998, Fruchey obtained G.T. Sim’s 1/3 share of the 5 percent royalty. When NFU Wyoming, LLC was purchased by Ur-Energy USA Inc. Fruchey included his 2/3 of 5 percent royalty in the sale. This left only Robert Nunn, with his 1/3 share (1.67 percent), as holding any royalties on the 20 Tony claims.

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Part of the uranium resources crosses the Tony claims. To date, the Tony claims have not been drilled out in detail, so at this point of the resource production planning, the best guess of a royalty payment period is that there will be up to three years production in this area and that the Tony claims will not be mined in the first two or three years.

(g) Capital and Operating Costs
The capital costs have been calculated for the complete facility to place the processing plant into production with a total capacity of one million pounds for the front-end of the plant and an additional one million pounds for the back–end of the plant. The total infrastructure cost to initial production is estimated to be $30.0 million for the plant and 23.9 million for the development of the property including header houses, drilling, environmental, engineering and permitting. In addition, there are $8.6 million of contingencies for a total cost of $62.5 million. Of this amount, $5.5 million has already been spent to advance the project. The bonding for the project to bring it into production is estimated at $5.5 million, of which $1 million has already been spent. Working capital is estimated at $7.5 million. The allocated purchase price of the property, which is $9 million has also been included in the economic analysis. For the life of the mine, total capital costs for the project are forecast to be $111 million inclusive of $76 million for the plant and other capital costs, $7.5 million for working capital, $14.5 million for bonding and $13.5 million for contingencies. Considering spent capital of $6.5 million, $104 million yet remains to be spent through the life of the project. Operating costs are forecast to range between $12 and $26 million during the years when full production is experienced. The average cost is projected to be $19.46 per pound without contingency and $23.36 per pound of U3O8 produced with 20 percent contingency. Table 23-1 provides a summary of the economic analysis for this preliminary assessment.

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Table 23-1
Lost Creek Project – Preliminary Assessment
Project Economic Summary

												Total
Statistic	2007	2008		2009	2010	2011	2012	2013	2014 to 2017	2018 to 2021	Total	Cost/lb.
Production - lbs. U3O8	-	-		44,961	1,001,438	1,075,473	1,075,473	1,075,473	2,180,020	-	6,452,838

Sales Revenue	$-	$-		$-	$68,000,000	$86,000,000	$86,000,000	$86,000,000	$190,227,040	$-	$516,227,040	$80.00

Operating Costs	$-	$-		$2,955,852	$25,709,402	$26,153,612	$20,346,059	$21,886,049	$46,064,146	$7,602,630	$150,717,750	$23.36
Taxes	$-	$-		$70,000	$3,532,000	$4,414,000	$4,424,000	$4,364,000	$9,531,125	$120,000	$26,455,125	$4.10
			$
EBITDA	$-	$-		(3,025,852)	$38,758,598	$55,432,388	$61,229,941	$59,749,951	$134,631,769	$(7,722,630)	$339,054,165	$52.54
Depreciation, Amortization & Other	$-	$-		$1,488,547	$13,972,416	$14,385,291	$13,042,764	$11,851,351	$37,540,268	$4,670,598	$96,951,235	$15.02
Other Adjustments
Taxable Income	$-	$-		$-	$24,786,182	$38,021,244	$48,187,177	$47,898,600	$105,160,993	$-	$264,054,196	$40.92
Income Taxes	$-	$-		$-	$8,675,164	$14,366,484	$16,865,512	$16,764,510	$36,806,348	$-	$93,478,017	$14.49
			$
Net Income After Taxes	$-	$-		(3,025,852)	$16,111,018	$26,680,613	$31,321,665	$31,134,090	$63,275,327	$(7,722,630)	$157,774,231	$24.45

Working Capital	$-	$-		$7,500,000	$-	$-	$-	$-	$-	$-	$7,500,000	$1.16
Bonding	$700,000	$300,000		$4,500,000	$1,500,000	$1,500,000	$1,500,000	$1,500,000	$3,000,000	$-	$14,500,000	$2.25
Plant and Other Capital Costs	$5,500,000	$15,025,647		$33,358,185	$4,065,500	$4,485,000	$3,362,000	$3,333,000	$6,633,000	$450,000	$76,212,332	$11.81
Plant and Other Contingency	$-	$2,691,217		$5,897,501	$813,100	$897,000	$672,400	$666,600	$1,326,600	$90,000	$13,054,418	$2.02
Total Expenditures	$6,200,000	$18,016,864		$51,255,686	$6,378,600	$6,882,000	$5,534,400	$5,499,600	$10,959,600	$540,000	$111,266,750	$17.24
Spent Capital	$6,200,000	$300,000		$-	$-	$-	$-	$-	$-	$-	$6,500,000	$1.01
Unspent Capital	$-	$17,716,864		$51,255,686	$6,378,600	$6,882,000	$5,534,400	$5,499,600	$10,959,600	$540,000	$104,766,750	$16.24

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(h) Project Economics
Lyntek has reviewed a capital and operating cost estimate along with an in-house economic analysis prepared by Lost Creek ISR, LLC and has generated a preliminary assessment economic analysis that also includes Lyntek’s recent experience in costs and construction estimates. Our analysis of Lost Creek ISR, LLC’s cost work for equipment agrees very well with the costs we estimate for the same equipment. The cost estimate for this work is based upon the operating experience of Lost Creek ISR, LLC personnel working at other ISR uranium operations as well as Lyntek’s recent experience in global ISR operations and plants we have very recently engineered and designed. These costs include recent quotes from equipment vendors and have a higher degree of confidence than typically is the case for preliminary assessments or scoping studies.

Uranium prices have been quite volatile within the past 2 years with a high of about $135 in June of 2007. The economic analysis presented herein assumes a uranium price of $80 per pound of U3O8. This report assumes U3O8 when discussing uranium production. We have then assumed sensitivities of $40 per pound to evaluate potential pricing changes. Because of the extreme difficulty in forecasting current uranium prices, it is recommended that stakeholders pay particular attention to the lower limit price forecast as a measure of evaluating risk for the project. In addition to assist with forecast issues, cost sensitivities were also modeled to evaluate potential cost variances. With the base case uranium price of $80 per pound, Lyntek forecasts the economic results shown in Table 23-2.

Table 23-2 Economic Indicators
Case	Revenue ($MM)	Pre-tax IRR - %	NPV @ 10% ($MM)
CASE 1 BASE CASE U $80	516.2	43.6	106.8
CASE 2 U $40	258.1	-1.9	-23.2
CASE 3 U $120	774.3	73.8	236.8
CASE 4 U $80 OPERATING COSTS +20%	516.2	39.0	90.6
CASE 5 U $80 OPERATING COSTS – 20%	516.2	48.2	122.9
CASE 6 U $80 CAPITAL COSTS +20%	516.2	36.7	94.3
CASE 7 U $80 CAPITAL COSTS -20%	516.2	52.5	119.3

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CASE 8 WORST CASE U $40 OP. & CAP. COSTS + 20%	258.1	-7.6	-51.7
CASE 9 BEST CASE U $120 OP. & CAP. COSTS - 20%	774.3	90.0	265.7

(a) This analysis is conducted upon operating and capital costs that include contingencies of 20%, respectively. The ranges cited above assume that the operating and capital estimates, inclusive of contingencies, may range in actuality by 20 percent.

The payback for the investment is calculated to be after three years of full production. Full production rate is expected during the first year of full production.

(i) Mine Life and Exploration Potential
The mine life to produce the reserves is expected to be a little over six years. There exists potential for additional uranium resources to be found in the region, but the exploration potential is currently undefined. Ur-Energy controls several other properties in the region, which includes the Lost Soldier property, which is several miles to the east.

Lyntek, Inc. 1550 Dover Street Lakewood, CO 80215 303-623-8365	Page 30
Project # 08006 – NI-43—101 Preliminary Assessment for the Lost Creek Project	April 2, 2008

24.0      ILLUSTRATIONS

Figure 24-1 Regional Transportation Network

Jeffrey City
US Route 287
State Route 220
Fremont
Bairoil Road
Bairoil
State Route 73
Sooner Road
US Route 287
Mineral Exploration Road
Carbon
Wamsutter Crooks Gap Road (23N)
Sweetwater
Rawlins
Sinclair
I-80
Wamsutter
Gillette
Casper
Rock Springs
Laramie
Cheyenne
N
Lost Creek ISR, LLC
Littleton, Colorado USA
Legend
Town
Access Route
Railroad
Transportation Corridors
Interstate
Unpaved Road
Lost Creek Permit Area
County Border
Stream
Lake
Lost Creek Permit Area
Issued For: PRE-ASSESSMENT Drawn By: EJS
Issued/Revised: 1.4.08
Drawing No: LCPreFeas FIG5-1 1.4.08
0 2.5 5 10 Miles

FIGURE 24-1
REGIONAL TRANSPORTATION NETWORK

Lyntek, Inc. 1550 Dover Street Lakewood, CO 80215 303-623-8365	Page 31
Project # 08006 – NI-43—101 Preliminary Assessment for the Lost Creek Project	April 2, 2008

Figure 24-2 Surface Drainage Map for the Lost Creek Project Area

N
Crooked Well
Reservoir
Battle Spring Draw
Sweetwater
Mill
Battle Spring Draw
Battle Spring
Lost Creek ISR, LLC
Littleton, Colorado, USA
Legend
Lost Creek Permit Area
Historic Surface Water Monitoring Site
Current Surface Water Monitoring Site
Drainage Basins
Pit and Tailings Ponds
Issued For: PRE-ASSESSMENT Drawn By: EB
Issued/Revised: 1.4.08
Drawing No: LCPreFeas FIG2-2 1.4.08
0 0.375 0.75 1.5 Miles

Lyntek, Inc. 1550 Dover Street Lakewood, CO 80215 303-623-8365	Page 32
Project # 08006 – NI-43—101 Preliminary Assessment for the Lost Creek Project	April 2, 2008

Figure 24-3 Onsite Road Network

Lost Creek ISR, LLC
Littleton, Colorado USA
Legend
Preexisting Roads Delineated from Aerial Photos
Little to no current use
Currently in use
Lost Creek Permit Area
Issued For: PRE-ASSESSMENT Drawn By: EJS
Issued/Revised: 1.4.08
Drawing No: LCPreFeas FIG5-2 1.4.08
0 0.15 0.3 0.6 Miles
N
Battle
13
13
18
17
16
15
24
24
19
20
21
22
24
24
19
20
21
25
25
30
29
28

FIGURE 24-3
Onsite Road Network
Lost Creek Permit Area

Lyntek, Inc. 1550 Dover Street Lakewood, CO 80215 303-623-8365	Page 33
Project # 08006 – NI-43—101 Preliminary Assessment for the Lost Creek Project	April 2, 2008

Figure 24-4 Geologic Cross Section Schematic Lost Creek Permit Area

I
I'
West
East
7000
3000
-1000
-5000
-9000
-13000
-17000
Battle Spring Tbs / Wasatch Tw
Fort Union Tfu
Basal Fort Union ss & conglomerates Tfub
Lance Kl
Fox Hills Kfh
Lewis Kle
Mesa Verde Kmv
Steele Ks
Shannon Ksh
Niobrara Kn
Frontier Kf
Dakota Kd
Nugget Jn
Chugwater TRc
Phosphoria Pp
Tensleep PMt
Amsden PMa
Madison Mm
Cambrian
Precambrian
Lost Creek ISR, LLC
Littleton, Colorado, USA
AATA INTERNATIONAL, INC
Fort Collins, Colorado, USA
Legend
Lost Creek Permit Area
Issued For: PRE-ASSESSMENT Drawn By: HA
Issued/Revised: 1.4.08
Drawing No.: LCPreFeas FIG1-2 1.4.08
0
4000
feet
* see body text for lithologic description of the stratigraphic units
Based on Cross-Section by R. E. Wellborn, January, 1973.

Lyntek, Inc. 1550 Dover Street Lakewood, CO 80215 303-623-8365	Page 34
Project # 08006 – NI-43—101 Preliminary Assessment for the Lost Creek Project	April 2, 2008

Figure 24-5 Lost Creek Permit Area showing location of Estimated Resources

R 93W
R 92W
T25N
14
13
18
17
16
23
24
19
20
21
26
25
30
29
Figure 24-5
Lost Creek Permit Area
showing location of
Estimated Resources
Sweetwater County, Wyoming
RESOURCE TYPE
Indicated
Inferred
Mineralization above Cutoff
1 in = 2500 ft
March 11, 2008
Map adapted from 43-101 Technical Report on the
Lost Creek Project, Wyoming, RPA, June 15, 2006

Lyntek, Inc. 1550 Dover Street Lakewood, CO 80215 303-623-8365	Page 35
Project # 08006 – NI-43—101 Preliminary Assessment for the Lost Creek Project	April 2, 2008

Figure 24-6 Site Hydrostratigraphic Units

DE Horizon — DE - Alternating very fine, course-grained sandstone, mudstone and siltstone. Minor host for uranium mineralization.

Shale Horizon

FG Horizon (Overlying Aquifer) — FG - Lenticular arkosic sandstones with intervals of mudstone and siltstone. Categorized as suspended load facies. Cut and fill channels not as prominent as in HJ horizon. Minor host for uranium mineralization.

LC Shale (Overlying Confining Unit) — LCS - Shale horizon separating FG from HJ; a virtually continuous aquiclude in Lost Creek area.

Mineralization

HJ Horizon (Production Zone Aquifer) — HJ - Course-grained arkoses with minor matrix. Very thin lenticular intervals of fine sands. Cut and fill channels are prominent. Mixed load facies. Major host to uranium mineralization, especially in middle parts.

SB Shale (Underlying Confining Unit) — SB Shale - Shale/mudstone separating HJ from UKM Sand. Continuous throughout Permit Area.

UKM Sand (Underlying Aquifer) — UKM - Generally massive, coarse-grained sandstone with lenticular fine sand intervals. Mixed load facies. Host to significant uranium mineralization.

NN Shale — NN Shale - No Name Shale, separating UKM Sand from MKM Sand.

MKM Sand — MKM Sand - Similar to the UKM Sand.

Lost Creek ISR, LLC
Littleton, Colorado, USA

Petrotek
Littleton, CO USA

FIGURE *24-6*

Site Hydrostratigraphic Units

Lost Creek Permit Area

Issued For: PRE-ASSESSMENT Drawn By: JM

Issued/ Revised: 1.4.08

Drawing No.: LCPreFeas FIG2-1 1

Lyntek, Inc. 1550 Dover Street Lakewood, CO 80215 303-623-8365	Page 36
Project # 08006 – NI-43—101 Preliminary Assessment for the Lost Creek Project	April 2, 2008

Figure 24-7 Typical ISR Operation

Elution/
Precipitation
Circuit
IX Columns
Evaporation
Ponds
O2
CO2
Injection
Pump
Deep Disposal
Well
Electrical
Powerlines
Production
Monitor
Wells
Monitor
Wells
Injection
Wells
Production
Wells
Shallow
Monitor
Deep
Monitor
Upper
Aquifer
Impermeable
Zone
Mineralized
Aquifer
Impermeable
Zone
Lower
Aquifer
Submersible
Pump

Lost Creek ISR, LLC
Littleton, Colorado USA

AATA INTERNATIONAL, INC.
Fort Collins, Colorado, USA

FIGURE 24-7
Typical ISR Operation
Lost Creek Permit Area

Issued For: PRE-ASSESSMENT Drawn By: SMH
Issued / Revised: 1.4.2008
Drawing No. LCPreFeas FIG 2-27 1.4.2008 SMH

Lyntek, Inc. 1550 Dover Street Lakewood, CO 80215 303-623-8365	Page 37
Project # 08006 – NI-43—101 Preliminary Assessment for the Lost Creek Project	April 2, 2008

Figure 24-8 Lost Creek Project Development, Production and Restoration Schedule

Lost Creek Project Development, Production and Restoration Schedule

2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019-2020
Process Plant
Mine Unit 1
Mine Unit 2
Mine Unit 3
Mine Unit 4
Mine Unit 5
Mine Unit 6
Legend:
Construction
Production
Restoration Sweep
Restoration RO
Restoration Recirculation
Restoration Stabilization
Regulatory Approval
Reclamation

Lost Creek ISR, LLC
Littleton, Colorado USA

AATA INTERNATIONAL, INC.
Fort Collins, Colorado, USA

FIGURE *24-8*

Lost Creek Project Development, Production and Restoration Schedule

Lyntek, Inc. 1550 Dover Street Lakewood, CO 80215 303-623-8365	Page 38
Project # 08006 – NI-43—101 Preliminary Assessment for the Lost Creek Project	April 2, 2008

Figure 24-9 Lost Creek Permit Area Showing location of Tony Claims T25N, R92-93W

13
18
17
16
15
TONY 131
TONY 132
TONY 69
TONY 70
TONY 133
TONY 134
TONY 71
TONY 72
TONY 135
TONY 136
TONY 73
TONY 74
TONY 137
TONY 138
TONY 75
TONY 76
TONY 139
TONY 140
TONY 77
TONY 78
24
19
20
21
22
25
30
29
28
27

Figure 24-9

1 in = 2500 ft

March 11, 2006

Lyntek, Inc. 1550 Dover Street Lakewood, CO 80215 303-623-8365	Page 39
Project # 08006 – NI-43—101 Preliminary Assessment for the Lost Creek Project	April 2, 2008